Exhibit 99.3

MIDATECH PHARMA PLC

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN BRITISH POUND STERLING UNLESS OTHERWISE NOTED)

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BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Midatech Pharma PLC (“Midatech”, the “Company”, “we” or “our”) is dated January 5, 2023, and provides an analysis of the Company’s operations for the years ended December 31, 2021 and 2020. This MD&A should be read in conjunction with the annual audited consolidated financial statements of the Company and the accompanying notes thereto for the years ended December 31, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All monetary amounts are expressed in British pound sterling unless otherwise specified. References to “$US” are to U.S. dollars. The audited financial statements are available on Companies House at https://www.gov.uk/get-information-about-a-company or U.S. Securities and Exchange Commission https://www.sec.gov/edgar/search/ under the profile of Midatech Pharma Plc and under the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com under the profile of Bioasis Technologies Inc. (“Bioasis”).

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A are forward-looking statements or information (collectively, forward-looking statements). The Company is hereby providing cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors many of which are beyond the control of the Company, that could influence actual results include, but are not limited to: a limited operating history; regulatory risks; substantial capital and liquidity requirements; financing risks and dilution to shareholders; competition; reliance on management and dependence on key personnel; conflicts of interest of management; exposure to potential litigation, and other factors beyond the control of the Company.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Forward looking statements are based on estimates and assumptions made by management in light of their experience of historical trends, current conditions and expected future developments, as well as factors that are believed to be appropriate. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	our requirement for additional financing and our ability to continue as a going concern;
•	our estimates regarding losses, expenses, future revenues, and capital requirements;
•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

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•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;
•	the success and timing of preclinical studies and clinical trials, if any;
•	shifts in our business and commercial strategy;
•	the filing and timing of regulatory filings, including investigational new drug applications, with respect to any of our products and the receipt of any regulatory approvals;
•	the anticipated medical benefits of our products;
•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;
•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including MTX110;
•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;
•	the ability to manufacture products in third-party facilities;
•	the rate and degree of market acceptance of any of our product candidates;
•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;
•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;
•	the success of competing therapies and products that are or become available;
•	the success of any future strategic acquisitions;
•	cybersecurity and other cyber incidents;
•	industry trends;
•	the impact of government laws and regulations;
•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;
•	the difficulties doing business internationally, including any risks related to the novel strain of coronavirus, COVID-19;
•	the ownership of our ordinary shares, nominal value 0.1p (the “Ordinary Shares”), and American depositary shares (“Depositary Shares”);
•	our ability to meet the listing criteria required to remain listed on the NASDAQ Capital Market;
•	our status as a foreign private issuer;
•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;
•	the impact and costs and expenses of any litigation we may be subject to now or in the future;
•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements;
•	the Company’s ability to complete the proposed acquisition of Bioasis and the Private Placement (as defined below); and
•	other risks and uncertainties, including those described in our 20-F annual report for the fiscal year ended December 31, 2021, and in our Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2022 and December 15, 2022 and which are also available on SEDAR under the profile of Bioasis.

Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned to not place undue reliance on such forward-looking statements.

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Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Any forward-looking statements that we make in this MD&A speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this MD&A. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

DESCRIPTION OF THE COMPANY

Midatech is a public limited company organized under the laws of England and Wales under registered number 09216368. The principal executive office of Midatech is located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom. The telephone number at the principal executive office is +44 29 2048 0180. Midatech maintains a website at www.midatechpharma.com.

We have two wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures (together, the “Group”). The following table sets forth a description of our subsidiaries.

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Pharmida AG (3)	Switzerland	100%

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(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol.
(2)	Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed.

While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)	Dormant entities

On March 3, 2020, following shareholder approval, we effected a one-for-20 reverse split of our Ordinary Shares, and our Ordinary Shares began trading on AIM, a market operated by the London Stock Exchange plc (“AIM”), on a split-adjusted basis as of such date. No fractional shares were issued in connection with the reverse stock split. Concurrently with the reverse split, and in an effort to bring our Depositary Shares, price into compliance with The NASDAQ Stock Market LLC’s, or NASDAQ, minimum bid price per share requirement, on March 3, 2020 we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 20 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share. See “Disclosure of Outstanding Share Data”.

We were originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited, which acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from Consejo Superior de Investigaciones Cientificas, or CSIC, in Madrid, Spain. Midatech Limited was a research and development focused biotech company which subsequently advanced and developed this gold nanoparticle drug delivery platform technology to enhance the delivery of medicines for major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers, such as liver and brain cancer.

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To better be able to continue the commercial development of the research and development programs of Midatech Limited, Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the public holding company of Midatech Limited and Midatech Pharma (Wales) Limited, or Midatech Wales, under registered number 09216368. On December 8, 2014, we completed our initial public offering of our Ordinary Shares in the United Kingdom. On March 31, 2020 we announced that, in the context of prevailing conditions in the capital markets, we did not expect to be able to raise capital to fund the continued development of MTD201, including scale-up of MTD201 manufacturing at our Bilbao facilities.

We determined to conduct a strategic review of our operations, cease further investment in MTD201 and close our operations in Bilbao, Spain, including making all our employees in Bilbao redundant. On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble Capital Markets, Inc. to advise us on options for extracting value from our technologies, including partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of our technologies or selling the entire Company.

On January 26, 2021, we announced, among other things, that the strategic review had completed and that we were now focused on executing our realigned strategy of deploying our technologies to develop more early stage products and seeking licensing partners at proof of concept stage.

Our Ordinary Shares are traded on AIM under the symbol “MTPH,” and our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

We file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

OVERALL PERFORMANCE

We are focused on the research and development of medicines which we believe would benefit from improved bio-delivery and/or bio-distribution using our using our proprietary platform drug delivery technologies:

• Q-Sphera™ platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

• MidaSolve™ platform (“MTX110”): Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

• MidaCore™ platform: Our leading-edge gold nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents.

Commercial Strategy

2021 was the first full year since the announcement of our strategic review in March 2020 and realignment of our strategy. We have consolidated operations in our new facilities in Cardiff, expanded our R&D pipeline to eight programmes, secured a world-class collaboration partner for two of those programmes, and significantly expanded the opportunities for our technology with the successful encapsulation of proteins in Q-Sphera.

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The strategic review was a catalyst for a re-evaluation of our priorities in the context of available resources. We quickly pivoted away from a largely single focus on MTD201 towards a more broadly-based collaborative strategy. Our realigned strategy is focused on exploiting our technologies to develop multiple products to proof-of-concept stage before seeking partners to fund pivotal studies and take those products through to market. Our financial returns will come from development and sales milestone payments and, ultimately, royalties.

Our intention is to maintain a balanced portfolio of internal and external Q-Sphera projects. Internal projects are based on already marketed APIs. External projects may be proposed by partners and based on their proprietary APIs. We have secured two R&D collaborations with Janssen. See “Q-Sphera.

Similarly, our re-alignment of the MTX110 clinical programme to prioritize GBM, an opportunity 30–50 times the size of DIPG, significantly enhances the potential for that product. We retain the capability to manufacture Q-Sphera products to non-GMP pilot scale in our laboratory in Cardiff.

Following the closure of our Bilbao operations, we are working to technical transfer our process to a CMO for GMP manufacture of clinical trial supplies and commercial products. The clarity of our realigned strategy and the simplification of the investment case enabled us to attract new investment in July which, in turn, allowed us to continue executing our strategy.

Operating Segments

All of our revenue from continuing operations came from the sale of services in 2021, 2020 and 2019. In 2021, all revenue from continuing operations came from 1 customer (2020: 3 customers; 2019: 3 customers). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations:

Geographical analysis of revenue by destination of customer

	2021 £’000	2020 £’000	2019 £’000
Revenue from continuing operations:
United Kingdom	–	4	197
Belgium	578	114	–
Rest of Europe	–	–	55
Rest of the World	–	62	60
	578	180	312

	2021 £’000	2020 £’000	2019 £’000
Customer A	100%	64%	63%
Customer B	–	34%	19%
Customer C	–	2%	18%

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The Group contains one reportable operating segment, Pipeline Research and Development (“Pipeline R&D”). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1 of the annual financial statements for the year ended December 31, 2021. Segment results represent the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s board of directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology.

Commercial update

Our commercial strategy is gaining traction. In July 2020, we announced a collaboration with Janssen to explore the feasibility of applying our Q-Sphera technology to Janssen’s chosen APIs. Following our success in the encapsulation of an exemplar protein, we announced in January 2022 that Janssen has extended our collaboration to optimize the drug loading and in vitro dissolution of Janssen’s proprietary protein.

In March 2022, we announced that Janssen had further extended the collaboration to include the optimization of drug loading and in vitro dissolution of a second protein. It is reassuring to have a collaboration partner of Janssen’s status validate the work we are doing with Q-Sphera.

R&D Update

Q-Sphera

Each of the APIs we have developed for our internal Q-Sphera pipeline was identified after a comprehensive evaluation of potential candidates. Both address large markets and, as first in class long-acting injectables, have the potential to offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system.

The breakthrough data on the encapsulation of a protein using Q-Sphera and retention of its integrity over a significant period is, as far as we know, unique and could offer game-changing opportunities for the Company.

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MTD211 (Q-brexpiprazole)

We have successfully developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 demonstrated that a single dose is expected to deliver therapeutic blood levels of brexpiprazole over a period of three months. Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalization events. Sales of long-acting anti-psychotic products in 2020 were approximately US$5.7 billion globally.1

MTD219 (Q-tacrolimus)

We are refining the development of a long-acting formulation of tacrolimus. In in vivo studies, MTD219 indicated a single dose of MTD29 could deliver therapeutic blood levels of tacrolimus over a period of two to three weeks. Marketed under the brand name ProGraf among others, tacrolimus is indicated for the prophylaxis of transplant rejection and is currently only available as a once- or twice-daily oral tablet.

Tacrolimus has a relatively narrow therapeutic index with potential for negative clinical outcomes from over or under-dosing. The steady, predictable pharmacokinetic characteristics of Q-Sphera could offer significant advantages to patients and payors. In June 2020 we announced, as part of an R&D Review, breakthrough data on the successful encapsulation of a protein using Q-Sphera technology. There are no approved long-acting injectable formulations of biologic products such as monoclonal antibodies (“mAbs”) or other high molecular weight proteins because they are delicate and easily de-natured in manufacture. We demonstrated encapsulation of an exemplar mAb and most importantly, were able to preserve the functional integrity and antigen binding in vitro. The Company believes no other commercial or academic organization has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scaling. We believe these results could potentially open up very significant opportunities for our Q-Sphera technology. A significant number of latest generation medicines are protein based and reformulation as long-acting injectables could provide significant benefits to patients, physicians and payors. In 2020, the top 10 mAbs recorded aggregate sales of US$74.9 billion and all mAbs recorded sales of US$154 billion globally.2 We are collaborating with Janssen on two large molecule APIs to optimize their respective drug loading and in vitro dissolution profiles.

MidaSolve/MTX110

Employing our MidaSolve technology, MTX110 solubilises panobinostat, a histone deacetylase inhibitor currently used in the treatment of multiple myeloma. In a liquid formulation as MTX110, panobinostat can be delivered directly to a patient’s tumour under constant pressure via a catheter system (Convection Enhanced Delivery) thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimizing systemic toxicity and other side effects.

During 2021, following receipt of promising pre-clinical data from tumour models and in vitro patient-derived cell lines, we re-prioritized our development of MTX110 in favor of GBM, potentially a very significant opportunity with annual diagnoses of 2–3/100,000 population and global market potential of US$3–5 billion. In December 2021, we announced the successful completion of the 30-day FDA review period had been judged safe to proceed with a Phase I study in recurrent GBM. Accordingly, we have started preparations for patient enrolment to begin mid-2022 with the possibility of initial progression-free survival data in a limited number of patients by the end of the year. We initially began developing MTX110 for DIPG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. We have an ongoing Phase I study in the US with one more patient required for completion. Thereafter, we plan to initiate a Phase II study in DIPG with safety and efficacy endpoints. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.

1 Taken from GlobalData.

2 Taken from GlobalData.

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As announced in June 2020, we received a letter from counsel to Secura Bio Inc. (“Secura Bio”), the licensor of panobinostat and API component of MTX110, terminating the Company’s license to panobinostat. Secura Bio three times declined to withdraw its termination of the license. We received a further letter sent on behalf of Secura Bio dated May 2021 terminating the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to Midatech’s MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the license in 2020. We continue to enjoy freedom to use panobinostat for research purposes and believe the relevant Secura Bio patents may marginally delay a launch of MTX110 for DIPG but not MTX110 for GBM.

MidaCore

For MTX114 we have deployed our GNP technology to engineer a formulation of methotrexate for the treatment of psoriasis. If successful, MTX114 would be a topical formulation of methotrexate, thus avoiding the need for potentially toxic systemic administration. Pre-clinical data have shown that MTX114 normalises skin thickness in mouse psoriatic skin models. There are estimated to be over 100 million people who suffer from psoriasis worldwide.

SELECTED ANNUAL INFORMATION

The following table sets forth selected consolidated financial information for the periods indicated. Other selected financial information provided below is derived from the Company’s audited financial statements for the years ended December 31, 2021, 2020 and 2019 which have been prepared in accordance with IFRS.

For the years ended December 31st	2021	2020	2019
£ in thousands
Total Revenues	578	180	312
Net Loss and Comprehensive Loss	(5,460)	(21,681)	(10,292)
Loss per share	(7)p	(52)p	(50)p
Total Assets	12,913	9,817	30,895
Current Liabilities	(1,841)	(2,989)	(5,667)
Total Long-Term Debt	(620)	(110)	(5,670)
Deficit	(127,803)	(122,432)	(99,839)

Selected Half-Year Financial Information

The following sets out selected financial information of the Company for the two half year interim periods preceding December 31, 2021 for which the Company has prepared financial statements, which financial statements have been prepared in accordance with IFRS:

£ in thousands	June 30, 2020	June 30, 2019
Revenue	£ 168	£ 452
Net Loss and Comprehensive Loss	£ (17,277)	£(4,483)
Loss per Share	(64)p	(29)p

Given the early stage of the Company’s product development, limited revenue and that the business is not seasonal, there is limited variation in the interim results.

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Operating Activities

Revenue

Revenue from continuing and discontinued operations for the whole of the Group is set out below.

	Year ended December 31,
(£ in thousands)	2021	2020	2019
Continuing Operations:
Revenue (United States)	--	--	60
Revenue (Europe, including United Kingdom)	578	118	252
Revenue (Rest of World)	--	62	--

Discontinued Operations:
Revenue (United States)	--	--	--
Revenue (Europe, including United Kingdom)	--	--	--
Total Revenue from continuing and discontinued operations	578	180	312

Our income streams comprise revenue derived from licensing agreements, supply of goods and services, milestone income from research and development contracts and grant revenue. Revenue is recognized in-line with that set out in Note 1 to our consolidated financial statements for the year ended December 31, 2021.

Operating Expenses

We classify our operating expenses into three categories: (i) research and development, (ii) administrative costs and (iii) distribution costs, sales and marketing. These categories correspond to different functional areas within the Company.

Our operating expenses primarily consist of personnel costs, contract research and development costs, professional service fees and depreciation. Personnel costs for each category of operating expenses include salaries, bonuses, social security, health insurance, other employee benefits and share-based compensation for personnel in that category. We allocate share-based compensation expense resulting from the amortization of the fair value of options. Central overheads, such as rent, computer and other technology costs, are not allocated out to departments.

Research and Development Costs

Research and development costs consist of costs that are directly attributable to our research and development programs associated with the products described herein, including the cost of operating our Spanish manufacturing facility, which produces material exclusively for preclinical and clinical studies. This includes costs of third party contract research organizations, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

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Administrative Costs

These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation of administrative assets.

Impairment of Intangible Assets

As of December 31, 2020, in connection with our decision to terminate further in-house development of MTD201, our Q-Sphera formulation of octreotide, we recognized an impairment loss for in-process research and development of £9.3 million. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.3 million. Further, in connection with the purported termination of our license to panobinostat, the active ingredient for our MTX110 product, by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.8 million as of December 31, 2020. There was no impairment charge in 2021.

Finance Income and Expenses

Finance income includes all interest receivable on cash deposits. In 2020, finance income comprised bank interest received. In 2021, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in 2020 and 2019 in connection with registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA BioSciences Inc. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance expenses include all interest payable on borrowings and loan instruments. In 2021 and 2020, finance expenses were comprised primarily of interest payable on lease liabilities and other loans. In 2020, finance expenses also included a loss on equity settled derivative financial liability.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

Discussion of Operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(£ in thousands)

Revenue	578	180
Grant revenue	--	163
Total revenue	578	343
Other income	24	12
Research and development costs	(4,654)	(6,068)
Administrative costs	(2,946)	(4,958)
Impairment of intangible assets	--	(12,369)
Loss from operations	(6,998)	(23,040)
Finance income	936	1
Finance expense	(44)	(431)
Loss before taxation	(6,106)	(23,470)
Taxation	646	1,281
Loss from continuing operations	(5,460)	(22,189)
Loss for the year attributable to the owners of the parent	(5,460)	(22,189)

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Revenue. For the year ended December 31, 2021, we generated consolidated Revenues from continuing operations of £0.58 million, compared to £0.18 million in 2020, comprising Q-Sphera formulation services under R&D collaboration agreements for customers in each year.

For the year ended December 31, 2020, we generated consolidated Revenues from continuing operations of £0.18 million, compared to £0.31 million in 2019, comprising formulation services for customers in each year.

Research and Development Costs. We incurred research and development costs of £4.65 million in 2021, compared to £6.07 million in 2020, a decrease of 23%, primarily due to £1.81 million lower clinical development costs on MTD201 offset by a £0.48 million increase in clinical costs on MTX110 and a £1.21 million increase in preclinical costs spread across several projects, including those under R&D collaboration agreements. Personnel costs, share based payment charge and other items increased by £0.32 million, £0.21 million and £0.22 million, respectively, in 2021 compared with 2020. The prior year included certain items related to the restructuring of the Company following the previously disclosed strategic review in 2020, including redundancy costs, accelerated depreciation and foreign exchange of £0.89 million, £0.85 million and £0.31 million, respectively.

We incurred research and development costs of £6.07 million in 2020, compared to £7.84 million in 2019, a decrease of 23%, primarily due to lower aggregate clinical development costs of £3.38 million, including reduced expenditure on MTD201 of £2.33 million. Lower clinical development expenses were offset by £0.89 million of redundancy costs and £0.85 million of accelerated depreciation in connection with the closure of our operations in Bilbao, Spain.

Administrative Costs. For the year ended December 31, 2021, our administrative costs were £2.95 million, as opposed to £4.96 million in 2020, and included decreases in legal, professional fees, insurance and other costs of £0.95 million, and a decrease in personnel costs of £0.51 million, offset by an increase in share based payments of £0.15 million. The prior year included certain items related to the closure of our operations in Bilbao, Spain, including £0.55 million in interest on repaid Spanish soft loans and £0.17 million related to the settlement of a lawsuit.

For the year ended December 31, 2020, our administrative costs were £4.95 million, as opposed to £3.84 million in 2019, an increase of 29% and included increases in professional fees and insurance of £0.48 million and £0.36 million, respectively, offset by a reduction in personnel costs of £0.40 million. In addition, administrative costs in 2020 included £0.72 million in connection with the closure of our operations in Bilbao, Spain, of which £0.55 million related to interest on repaid Spanish soft loans and £0.17 million related to the settlement of a lawsuit.

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Impairment of Intangible Assets. In connection with our decision to terminate further in-house development of MTD201, we recognized an impairment loss for in-process research and development of £9.30 million in 2020. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.30 million. In connection with the termination of our license to panobinostat by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.78 million as of December 31, 2020.

Finance Income. Finance income generally represents interest earned on cash balances. However, in 2021, finance income of £0.94 million was credited to the income statement, compared with none in 2020, and included a gain in respect of an equity settled financial liability of £0.94 million.

In 2019, finance income of £0.49 million was credited to the income statement and included a gain in respect of an equity settled financial liability of £0.48 million.

Finance Expense. Finance expenses of £0.04 million were charged in 2021, compared to £0.43 million in 2020, a decrease of £0.39 million. In 2020, finance expense included a loss in respect of an equity settled financial liability of £0.40 million.

Finance expenses of £0.43 million were charged in 2020, as compared to £0.10 million in 2019, an increase of £0.33 million. The increase is due primarily to a loss in respect of an equity settled financial liability of £0.40 million.

Liquidity and Capital Resources

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2021, and had an accumulated deficit of £127.80 million as of December 31, 2021. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future.

We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months. Additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the Depositary Shares) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

As of December 31, 2021, we had cash and cash equivalents of £10.06 million. Historically, we have financed our operations primarily from the net proceeds of public and private share placings. In December 2014, we received net proceeds of £30.6 million from the issuance and sale of 599,250 of our Ordinary Shares in our initial public offering and associated listing on AIM. In October 2016, we received net proceeds of £15.6 million from the issuance and sale of 757,852 of our Ordinary Shares in a placing and open offer outside of the United States. In September 2017, we received net proceeds of £5.7 million from the issuance and sale of 615,733 Ordinary Shares in a placing outside of the United States. In February 2019, we received net proceeds of £12.3 million from the issuance and sale of 17,410,773 Ordinary Shares in a subscription, placing and open offer outside of the United States. In October 2019, we received net proceeds of £1.8 million from the issuance and sale of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) in registered direct offering and concurrent private placement in the United States.

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In May 2020, we received net proceeds of $2.6 million from the issuance and sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 9,090,910 Ordinary Shares) in a registered direct offering and concurrent private placement in the United States. In addition, in May 2020, we received net proceeds of £1.6 million from the issuance and sale of 6,666,666 Units in the May UK Placing to investors in the United Kingdom. In July 2020, we received net proceeds of £5.3 million from the issuance and sale of 21,296,295 Ordinary Shares in a placing to investors in the United Kingdom. Further, in August 2020 and February 2021, we received net proceeds of $1.0 million and $0.1 million, respectively, upon the exercise of warrants issued in the May 2020 private placement. In July 2021, we received net proceeds of £9.0 million from the issuance and sale of 35,087,720 Ordinary Shares in the 2021 UK Placing to investors in the United Kingdom.

In addition to the potential issuance of any debt securities or additional equity securities, we continue to assess the market value of certain of our assets so that non-dilutive funding could be available, if required, to drive long term value for the Company without a reliance on equity funding. On September 1, 2018, we were awarded a €1.5 million unsecured loan from the regional government of the Basque region of Spain as part of their Gauzatu Industry program, which is a government funded program to support local small and medium-sized enterprises in establishing infrastructure and capability for global industries. The Basque Loan was intended to be used as part of our commercial scale up for our MTD201 program and Q-Sphera technology platform. We never drew upon the Basque Loan. Due to the termination of the MTD201 program and shut down of our Bilbao, Spain manufacturing facilities, we have terminated this loan agreement.

On September 11, 2019, we were awarded a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Reindustrialisation Programme, or the REINDUS Loan. The REINDUS Loan was intended to partially fund activities to scale-up the manufacturing capability of our MTD201 program, however, in connection with our decision to terminate the MTD201 program and shut down of our Bilbao, Spain manufacturing facilities, we repaid this loan and the corresponding cash bond was released.

Our current strategy is based on advancing our proprietary technology platforms and programs with a view to partnering these assets during the course of their development, thereby earning royalty income, or working with third party pharmaceutical companies to re-formulate their proprietary medicine on a fee-for-service basis. We are subject to risks incident in the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

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Working Capital

The Company had negative working capital of (£0.01m) at December 31, 2021, compared to negative working capital of (£0.7m) at December 31, 2020. The decrease in negative working capital is in part due to advance payments made to the Contract Research Organization appointed in relation to our upcoming MTX110 clinical trial.

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	(£ in thousands)
Cash used in operating activities	(6,008)	(9,301)
Cash (used in) provided by investing activities	(278)	2,574
Cash provided by financing activities	8,805	3,084
Net increase (decrease) in cash and equivalents	2,519	(3,643)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(6,548)	(9,697)
Changes in working capital	(617)	(1,558)
Cash used in operations	(7,165)	(11,255)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £6.55 million in the year ended December 31, 2021, as opposed to £9.70 million during the same period in 2020. This decreased cash outflow of £3.15 million, or 32%, was driven by a decrease in losses attributable to the owners of the Company of £16.73 million, lower tax charge credit of £0.64 million, increased share based payment expense of £0.49 million and decrease in loss on disposal of fixed assets of £0.19 million offset by an increase in net finance income, decreases in depreciation and amortization and an increase in foreign exchange gains of £1.32 million, £0.81 million and £0.39 million, respectively. Included in cash flows from operating activities in 2020 was £12.37 million in respect of impairment of intangibles.

Cash Used in Operations. Working capital increased in cash flow terms by £0.62 million for the year ended December 31, 2021, compared to an increase of £1.56 million for 2020. The increase in 2021 primarily comprised of an increase in trade and other receivables of £0.49 million and a decrease in trade and other payables of £0.13 million.

Taxes Paid. Research and development tax credits of £1.16 million were received in 2021, as opposed to £1.95 million in 2020. This related to claims submitted in the prior financial year.

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Investing Activities

Purchase of property, plant and equipment of £0.32 million occurred in the year ended December 31, 2021, compared to £0.20 million in 2020. In 2021, capital expenditure was largely related to the purchase of laboratory equipment for our laboratories and pilot scale manufacturing facilities in Cardiff, Wales. The £2.55 million cash-backed guarantee for a Spanish government loan that was put in place in 2019 was repaid in the amount of £2.64 million in 2020.

Financing Activities

Government loans, grants and subsidies. In connection with the closure of our Bilbao, Spain operations, in 2020, we repaid Spanish government loans and grants of £6.18 million and £0.22 million, respectively.

Amounts paid on lease liabilities. In 2021 we paid £0.11 million in respect of lease liabilities compared with £0.26 million in 2020. We entered into a lease for new corporate offices in Cardiff in 2021 and surrendered the lease on our former facilities in Cardiff in 2021. We surrendered both our property leases in Bilbao, Spain during 2020.

Shares Issues Including Warrants, Net of Costs. We raised £9.03 million in net proceeds during the year ended December 31, 2021 in cash from the 2021 UK Placing in July 2021 and from the exercise of warrants. On May 20, 2020, we completed the closing of a registered direct offering with certain Investors for the sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at a price per Depositary Share of $1.65, for aggregate gross proceeds of $3.0 million. In a concurrent private placement, we sold to the Investors Private Placement Warrants to purchase a total of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at an exercise price of $2.05 per Depositary Share. The Private Placement Warrants, which were immediately exercisable, will expire five and one-half years from the issuance date. The closing of the private placement occurred on May 20, 2020.

As of December 31, 2020, Private Placement Warrants to purchase 500,000 Depositary Shares had been exercised for an aggregate exercise price of approximately $1.0 million. Wainwright served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright the Wainwright Warrants for the purchase of a total of 90,909 Depositary Shares (representing 454,546 Ordinary Shares) at an exercise price of $2.0625 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright Warrants became exercisable on May 18, 2020 and expire May 18, 2025.

Concurrently with the registered direct offering, on May 22, 2020, we, through TPI completed a placing with certain investors in the United Kingdom of 6,666,666 Units, with each Unit comprising one new Ordinary Share and one UK Warrant, at an issue price of £0.27 per Unit. The exercise price of the UK Warrants is £0.34 per share, for aggregate gross proceed of £1.8 million. The UK Warrants expire five years and six months from the issuance date. In connection with TPI acting as the placement agent for the May Placing, we issued to TPI UK Warrants to purchase an aggregate of 333,333 Ordinary Shares, or 5.0% of the aggregate UK Warrants issued in the May Placing.

In July 2020, we, through TPI, completed a placing with certain investors in the United Kingdom of 18,518,518 Placing Shares. In addition, 2,777,777 Broker Option Shares were placed by TPI pursuant to a broker option. Each of the Placing Shares and the Broker Option Shares were sold at an issue price of £0.27 per share.

In July 2021, we, through TPI, completed the 2021 UK Placing with certain investors in the United Kingdom of 35,087,720 Placing Shares at an issue price of £0.285 per share.

For the years ended December 31, 2021 and 2020, we issued 25,000 Ordinary Shares in each year to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

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Cash and Cash Equivalents

Cash increased for the year ended December 31, 2021 by £2.52 million, before the impact of foreign exchange movements, compared to a decrease of £3.64 million in 2020. This increase was primarily due to continuing trading losses offset by the net proceeds from share issuances and warrant exercises during the year of £9.03 million. As of December 31, 2021, we had cash and cash equivalents of £10.06 million compared to £7.55 million as at December 31, 2020.

Cash Commitments

Our cash resources expected to provide liquidity into the first quarter of 2023. The Company remains focused on tight control of its cash commitments at any given time. As of December 31, 2021 our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;
•	construction of property, plant and equipment, including leasehold improvements and dilapidations in respect of our former leased facility;
•	purchase obligations, under our commercial supply agreements and related activities; and
•	research and development activities related to preclinical and clinical trials for our product candidates in development.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on an undiscounted basis) are £0.14 million and £0.68 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized £0.05 million in respect of leasehold improvements during 2021 and an additional £0.19 million in respect of new laboratory equipment. We expect only modest capital expenditures in the foreseeable future. We have a contingent liability in respect of dilapidations on our former office and laboratory facility expected to be around £0.05 million.

We purchase materials to support out internal Q-Sphera research and development pipeline. As of December 31, 2021, there were outstanding commitments purchases of £nil. We purchase MTX110 clinical supply product from a third-party manufacturer and, while there were no commitments as of December 31, 2021, we expect to order quantities of MTX110 with a value of £0.18 million during 2022.

We undertake formulation work in-house but contract out our pre-clinical and clinical studies to third party contract research organizations, or CROs. As of December 31, 2021, we had committed to preclinical studies with aggregate obligations of £0.12 million. We expect to initiate additional preclinical studies with an aggregate commitment of £0.85 million during 2022.

Similarly, at December 31, 2021, we had committed to three clinical studies of MTX110 in GBM, DIPG and medulloblastoma for an aggregate commitment of £0.54 million at that date and we expect to initiate additional studies during 2022 with a total cash commitment of approximately £0.8 million in 2022.

We believe we have sufficient cash resources to fund our commitments and operations into the first quarter of 2023. To maintain operations beyond the first quarter of 2023, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company and the Director is identified as having significant influence over the entity. 2019 was the first year where this relationship existed.

During the year Group entered into the following transactions with related parties who are not members of the Group:

	Purchase of Good			Amounts Owed by Related Parties
(£ in thousands)	2021	2020	2019	2021	2020	2019
BioConnection BV	Nil	296	18	Nil	Nil	8

During 2019 Midatech Pharma (Espana) SL entered into a commercial contract with BioConnection BV in connection with the Group’s MTD201 program, this contract was subsequently terminated in 2020 as a result of the termination of the program.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2021, 2020 or 2019 regarding related party transactions.

For information on compensation granted to the directors and officers of the Company, please refer to the Directors’ Remuneration Report in the annual financial statements for the year ended December 31, 2021.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of directors.

The following are considered to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain.

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Revenue

There are significant management judgments and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognized over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

Impairment of Goodwill and Intangible Assets Not Yet Ready for Use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £0 as of December 31, 2021 and 2020, and intangible assets not yet ready for use was £0 as of December 31, 2021 and 2020.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

As a result of our strategic review, an impairment charge of £2.3 million was recognized against goodwill in the year ended December 31, 2020 (2019:£Nil) and an impairment charge against the in-process research and development programme (“IPRD”) of the Midatech Wales cash generating unit of £9.3 million (2019:£Nil). As a result of the purported termination of our license to panobinostat by Secura Bio in June 2020, there was an impairment charge of £0.8 million against the acquired IPRD in relation to MTX110. There were no impairment charges in 2021.

Share-Based Payments

We account for share-based payment transactions for employees in accordance with IFRS 2, Share- Based Payment, which requires it to measure the cost of employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of its share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognized over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

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The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 26 to our consolidated financial statements for the year ended December 31, 2021 and are estimated as follows:

•	volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;

•	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Financial Liabilities

Fair Value Through Profit and Loss (FVTPL). We have outstanding warrants in the Ordinary Share capital of the company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in U.S. dollars, being different to the our functional currency. Therefore, the warrants are classified as equity settled derivative financial liabilities recognized at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in Note 21 to our consolidated financial statements.

Income Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2021 and 2020, there were £67.2 million and £63.2 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods.

Research and Development Cost

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

Leases

IFRS 16, Leases, defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. Where the lease includes the option for us to extend the lease term, we make a judgement as to whether it is reasonably certain that the option will be taken. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organization and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

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The discount rate used in the calculation of the lease liability involves estimation. The discount rate used is the incremental borrowing rate. This rate represents the rate we would have had to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

During 2020, following the closure of Midatech Spain and the termination of a property lease we occupied, a profit on disposal has been recognized in the accounts of £109,000.

In April 2021 we entered into an agreement to lease new premises at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ for our corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Category A works and fit out prior to commencement of the lease and occupation in August 2021. The lease is for a five-year term with no break clause and includes a rent-free period of nine months. The lease has been recognized as a right of use asset effective as of April 2021.

Going Concern

We are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of our pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfill our commercial and development activities and generating a level of revenue adequate to support our cost structure.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio.

For the year ended December 31, 2021, the Company incurred a consolidated loss from operating activities of £5.46 million and negative cash flows from operations of £6.55 million. As of December 31, 2021, we had an accumulated deficit of £127.80 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until commercialization, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2021, we had cash and cash equivalents of £10.06 million. We believe we currently have enough cash to fund our planned operations into the first quarter of 2023.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty.

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In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people have caused, and may in the future cause, delays to some of our plans. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect. It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence.

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Changes in Accounting Policies

See Note 1 to our consolidated financial statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this MD&A.

Financial Instruments and Risks

We are exposed to a variety of financial risks, including, but not limited to, market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Credit Risk

Credit risk is the risk of financial loss to the Group if a development partner or counterparty to a financial instrument fails to meet its contractual obligations. We are mainly exposed to credit risk from amounts due from collaborative partners which are deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

We do not enter into derivatives to manage credit risk.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at year end. The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

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Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognized within other comprehensive income. In all other cases, the loss allowance is recognized in profit or loss.

Cash in Bank

We are continually reviewing the credit risk associated with holding money on deposit in banks and seek to mitigate this risk by holding deposits with banks with high credit status.

Foreign Exchange Risk

Foreign exchange risk arose in 2021 and prior years because we had a material operation located in Bilbao, Spain, whose functional currency was not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2021, 2020 and 2019, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations were exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the closure of our Spanish operations and the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Interest Rate Risk

We do not hold any derivative instruments, or other financial instruments, that expose us to material interest rate risk

Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

In July 2021, we completed a placing in the United Kingdom which raised gross proceeds of £10.0 million. Further, in February 2021, warrants were exercised for our Depositary Shares that raised gross proceeds of approximately £0.09 million. We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2021 with respect to this uncertainty.

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In addition to utilizing the existing cash reserves, we are evaluating a number of near-term funding options potentially available to us, including fundraising, and the partnering of assets or technologies. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Disclosure of Outstanding Share Data

1.	Ordinary Shares

Following approval by shareholders at a general shareholders’ meeting of the Company on March 2, 2020, the Ordinary Shares of 0.005 pence each were consolidated on a 1 for 20 basis, effective from March 3, 2020.

The authorized capital of the Company at December 31, 2021 consisted of 98,468,387 Ordinary Shares, on a post-consolidation basis. As at December 31, 2021 there were 98,468,387 Ordinary Shares issued and outstanding, on a post-consolidation basis. As of the date of this MD&A, there are 108,342,738 Ordinary Shares issued and outstanding.

2.	Depositary Shares

As at December 31, 2021, there were 8,428,643 Depositary Shares issued and outstanding, at which time, each Depositary Share represents five Ordinary Shares. As of December 22, 2022, after accounting for the Ratio Change (as defined below), there were 2,66,782 Depositary Shares issued and outstanding, whereby each Depositary Share represents 25 Ordinary Shares. See “Subsequent Events”.

3.	Stock Options

There were 2,633,276 stock options outstanding as at December 31, 2021.

The Group has issued options over Ordinary Shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme (the “EMI”), the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff (together, the “Schemes”). In addition, certain share options originally issued over shares in Midatech Limited under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

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Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2021	Granted in 2021	Expired 2021	Forfeited in 2021	At 31 December 2021	Exercise Price
13 September 2011	150	–	(150)	–	–	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	500	–	–	–	500	£1.50
31 October 2016	7,921	–	–	(890)	7,031	£53.60
19 December 2016	10,018	–	–	(2,062)	7,956	£24.20
15 December 2017	3,300	–	–	(2,100)	1,200	£9.20
24 April 2019	45,500	–	–	(33,000)	12,500	£1.46
2 October 2019	30,000	–	–	–	30,000	£1.05
17 April 2020	100,000	–	–	–	100,000	£0.24
17 June 2020	1,274,000	–	–	(410,500)	863,500	£0.202
15 July 2021	–	1,709,000	–	(280,000)	1,429,000	£0.28
2 August 2021	–	50,000	–	–	50,000	£0.27
1 September 2021	–	120,000	–	–	120,000	£0.26
	1,482,978	1,879,000	(150)	(728,552)	2,633,276

Options exercisable at 31 December 2021	179,632
Weighted average exercise price of outstanding options at 31 December 2021	£0.538
Weighted average exercise price of options exercised in 2021	n/a
Weighted average exercise price of options lapsed in 2021	£83.30
Weighted average exercise price of options forfeited in 2021	£0.447
Weighted average exercise price of options granted in 2021	£0.276
Weighted average remaining contractual life of outstanding options at 31 December 2021	9.0 years

The maximum number of stock options that may be issued under the EMI shall not exceed, in the aggregate, 10% of the aggregate number of Ordinary Shares then outstanding [(on a non-diluted basis]). As of the date of this MD&A, there are 2,891,875 stock options issued and outstanding, exercisable into 2,891,875 Ordinary Shares in the aggregate.

4.	Warrants

As of December 31, 2021, there are 32,584,996 warrants over ordinary shares outstanding.

Since the date of grant the following warrants have been exercised:

•	August 19, 2020, 2,500,000 warrants over ordinary shares with an exercise price of $0.41
•	February 19, 2021, 306,815 warrants over ordinary shares with an exercise price of $0.41
•	March 22, 2022, 26 warrants over ordinary shares with an exercise price of £10.00

As of the date of this MD&A, there are 17,226,053 issued outstanding warrants exercisable for: (i) 6,000 Depositary Shares with an exercise price of $31.25 each (representing 150,000 Ordinary Shares), (ii) 120,000 Depositary Shares with an exercise price of $1.00 each (representing 3,000,000 Ordinary Shares), (iii) 133,436 Depositary Shares with an exercise price of $10.25 each (representing 3,335,910, (iv) 130,200 Depositary Shares with an exercise price of $1.00 each (representing 3,255,000 Ordinary Shares), (v) 5,909 Depositary Shares with an exercise price of $10.313 each (representing 147,730 Ordinary Shares), (vi) 6,999,999 Ordinary Shares with an exercise price of £0.34 each, and (vii) 333,333 Ordinary Shares with an exercise price of £0.135.

The Depositary Share numbers disclosed above reflect the Ratio Change (as defined below), see Subsequent Events.

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Proposed Transactions

On December 13, 2022, Midatech entered into an arrangement agreement (the “Arrangement Agreement”) with Bioasis, a corporation existing under the laws of British Columbia, Canada. Pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), on the closing date (the “Arrangement Closing Date”), (i) the Company will acquire all of the issued and outstanding common shares of Bioasis (the “Bioasis Shares”) in exchange for the Ordinary Shares (to be issued in the form of Depositary Shares (the “Share Exchange”), and (ii) Bioasis will become a wholly-owned subsidiary of the Company (collectively with the Share Exchange and the transactions contemplated by the Arrangement Agreement (other than the transactions contemplated by the Securities Purchase Agreement (as defined below), the “Arrangement”). Each Depositary Share represents 25 Ordinary Shares, and no fractional shares will be issued as part of the Share Exchange.

In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, the shareholders of Bioasis will be entitled to receive, in exchange for each Bioasis Share, 0.9556 Ordinary Shares (in the form of Depositary Shares) (the “Exchange Ratio”), rounded down to the nearest whole Depositary Share. It is intended that the Share Exchange will, subject to applicable securities laws, be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 3(a)(10) thereof, and applicable U.S. state securities laws.

The Arrangement is expected to close in the first quarter of 2023, subject to customary closing conditions. In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding option to purchase Bioasis Shares (the “Bioasis Options”) will be exchanged for an option issued by the Company and will become an option to purchase Ordinary Shares (in the form of Depositary Shares) on equivalent terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the Bioasis Options immediately prior to the closing of the Arrangement, and will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of Depositary Shares) which such optionholder would have been entitled to receive if the Bioasis Options had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Shares issuable upon exercise of each Bioasis Option will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Option was exercisable immediately prior to the Arrangement Closing by the Exchange Ratio, rounded up to the nearest whole cent.

Further, in accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding and unexercised warrant to purchase Bioasis Shares (“Bioasis Warrants”) will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of Depositary Shares) which such warrantholder would have been entitled to receive if the Bioasis Warrants had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Share issuable upon exercise of the Bioasis Warrants will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Warrant was exercisable immediately prior to the Arrangement Closing Date by the Exchange Ratio. The Arrangement Agreement contains customary representations, warranties and covenants from the Company and Bioasis for a transaction of this type.

From the date of the Arrangement Agreement until the Arrangement Closing Date, each of the Company and Bioasis have agreed, among other things, to conduct their business in the ordinary course and to comply with certain covenants regarding each of the Company and Bioasis. The parties have also agreed that (i) upon closing, the Company shall be renamed “Biodexa Therapeutics plc,” and (ii) following the Arrangement, the board of directors of the Company will consist of five directors, comprised of the Chief Executive Officer of the Company, two individuals determined by the Company, who are expected to be Stephen Parker and Simon Turton, and two individuals determined by Bioasis, who are expected to be Deborah Rathjen and Mario Saltarelli.

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The obligations of the Company and Bioasis to consummate the Arrangement are subject to certain customary closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing the consummation of the Arrangement, (ii) the approval of the Buyer Shareholder Approval Matters (as defined in the Arrangement Agreement), (iii) the approval of the Bioasis securityholders of the resolution approving the Arrangement (the “Arrangement Resolution”), (iv) receipt of a final British Columbia court order with respect to the Plan of Arrangement, and (v) the Offering (as defined below) being completed for gross proceeds of at least US$10.0 million.

The obligation of each party to consummate the Arrangement is also conditioned upon (i) the accuracy of the representations and warranties of the parties, subject to specified materiality standards, (ii) performance in all material respects by each of the parties of its respective obligations under the Arrangement Agreement, and (iii) there being no Material Adverse Effect (as defined in the Arrangement Agreement) on the part of each party.

In addition, the obligation of the Company to consummate the Arrangement is also conditioned upon, among other things, the TSX Venture Exchange having approved the de-listing of the Bioasis Shares, subject to completion of the Arrangement. The Arrangement Agreement prohibits each party from soliciting or initiating discussions with third parties regarding other proposals to acquire the Company or Bioasis, as the case may be, and each party has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements under applicable law. The Arrangement Agreement contains certain termination rights and provides that upon the termination of the Arrangement Agreement under specified circumstances, including a termination to accept a Superior Proposal (as defined in the Arrangement Agreement), the terminating party will be required to pay the non-terminating party a cash termination fee equal to US$330,000.

If the Arrangement Agreement is terminated under certain circumstances, the parties may be required to reimburse the other party for costs and expenses incurred in connection with the transaction in an aggregate amount not to exceed US$225,000. The foregoing description of the Arrangement and the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed and accessible on SEDAR under the profile of Bioasis and is also available on SEC. For further information see also the press releases issued by the Company on SEC on December 13, 2022 and on December 19, 2022, announcing the execution of the Arrangement Agreement, the proposed acquisition of Bioasis, the Offering and change of name, copies of which are also available on SEDAR under the profile of Bioasis.

Subsequent Events

On September 26, 2022, the Company effected a ratio change (“Ratio Change”) in the number of Ordinary Shares represented by our Depositary Shares from 5 Ordinary Shares per Depositary Share to 25 Ordinary Shares per Depositary Share.

On December 16, 2022, the Company closed a registered direct offering (the “Offering”) of 393,973 of its Depositary Shares at a purchase price of US$1.00 per Depositary Share (equivalent to £0.0328 per New Ordinary Share) for gross proceeds of approximately US$0.4 million (£0.3 million). Net proceeds from the Offering are expected to be approximately US$0.3 million (£0.2 million), after deducting the placement agent's fees and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund part of a loan to Bioasis in the amount of US$750,000. Such loan is payable in three tranches of US$250,000 payable on each of December 19, 2022, January 3, 2023 and February 6, 2023. The Offering was made pursuant to a shelf registration statement (File No. 333-267932) which became effective on October 26, 2022. The Offering was made by means of a prospectus, including a prospectus supplement, forming part of the effective registration statement.

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The Company intends to complete a private placement (the “Private Placement”) with Armistice Capital (the “Placee”) to raise US$9.6 million of gross proceeds, subject, inter alia, to shareholder approval at its forthcoming general shareholder meeting. Initially, the funds were to be provided to the Company pursuant to the Private Placement by way of a combination of: (i) the direct subscription of Units comprising (one Depositary Share, 1.04 A Warrant and 1.04 B Warrant), and (ii) through the funding of Pre-funded Warrants, whereby the Placee would, on completion of the financing, provide the Company with the funds to exercise the Pre-funded Warrants, such that the exercise price of the Pre-funded Warrants (other than a notional additional consideration) will be received by the Company at completion, enabling the Placee to exercise the warrants and acquire Depositary Shares for nominal cost. Such a structure ensures the Company receives the full proceeds (US$9.6 million gross) of the Offering immediately on completion, while enabling the Placee to limit its shareholding in the Company to a maximum of 9.99% at all times.

The Company subsequently revised the purchase price of the Private Placement to be the lower of: (i) US$1.00; and (ii) the 20-day volume weighted average price on the last business day prior to completion (“VWAP”) less 10%. If the 20-day VWAP prior to closing is less than US$0.90, the Company may terminate the Private Placement, at its sole discretion, without penalty.

Ladenburg Thalmann & Co. Inc. is acting as the exclusive placement agent for the Offering and the Private Placement.

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